

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2024

Adam Dooley
Chief Executive Officer
Everest Consolidator Acquisition Corporation
4041 MacArthur Blvd
Newport Beach, CA 92660

> **Re: Everest Consolidator Acquisition Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 5, 2024**

Dear Adam Dooley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:      Steven Lipstein